EXHIBIT 99.5

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements
as at September 30, 2013

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Contents	Page

Auditors’ Report	2
Condensed Interim Statements of Financial Position	3
Condensed Interim Income Statements	5
Condensed Interim Statements of Comprehensive Income	6
Condensed Interim Statements of Changes in Equity	7
Condensed Interim Statements of Cash Flows	10
Notes to the Condensed Interim Financial Statements	12

Somekh Chaikin
KPMG Millennium Tower	Telephone	03 684 8000
17 Ha’Arbaa Street, P.O. Box 609	Fax	03 684 8444
Tel Aviv 61006	Internet	www.kpmg.co.il

Review Report to the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

Introduction

We have reviewed the accompanying financial information of D.B.S. Satellite Services (1998) Ltd. (hereinafter- “the Company”) comprising of the condensed interim statement of financial position as of September 30, 2013 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods  then ended. The Board of Directors and Management are responsible for the preparation and presentation of  interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information for these interim periods based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

October 29, 2013

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed  Interim Statements of Financial Position

	September 30 2013	September 30 2012	December 31 2012
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	9,300	-	-
Trade receivables	161,751	166,961	163,043
Other receivables	3,057	3,416	1,674
Total current assets	174,108	170,377	164,717

Broadcasting rights, net of rights exercised	407,040	362,793	377,349
Property, plant and equipment, net	772,790	736,498	745,365
Intangible assets, net	124,986	99,530	99,864
Total non-current assets	1,304,816	1,198,821	1,222,578

Total assets	1,478,924	1,369,198	1,387,295

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed  Interim Statements of Financial Position

	September 30 2013	September 30 2012		December 31 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands
Liabilities
Borrowings from banks	36,090	84,097		69,322
Current debenture maturities	258,903	90,611		174,305
Suppliers and service providers	445,611	394,316		396,572
Other payables	154,629	177,919	*	172,412
Provisions	11,724	35,906		6,200
Total current liabilities	906,957	782,849		818,811
Debentures	1,321,318	1,458,222		1,364,840
Loans from shareholders	3,462,314	3,008,207		3,085,742
Other long-term liabilities	43,448	53,198	*	73,899
Employee benefits	4,278	6,182		5,837
Total non-current liabilities	4,831,358	4,525,809		4,530,318
Total liabilities	5,738,315	5,308,658		5,349,129
Capital deficit
Share capital	29	29		29
Share premium	85,557	85,557		85,557
Option warrants	48,219	48,219		48,219
Capital reserves	1,537,271	1,537,271		1,537,271
Capital reserve for share-based payments	10,280	10,280		10,280
Accumulated deficit	(5,940,747)	(5,620,816)		(5,643,190)
Total capital deficit	(4,259,391)	(3,939,460)		(3,961,834)
Total liabilities and capital	1,478,924	1,369,198		1,387,295

/s/ David Efrati	/s/ Ron Eilon	/s/ Mickey Naiman
David Efrati	Ron Eilon	Mickey Naiman
Authorized to sign as the chairman of the board	CEO	CFO
(See Note 9)

Date of approval of the financial statements:  October 29, 2013

The accompanying notes to the condensed interim financial statements are an integral part thereof.

* Reclassified - see Note 2.G to the 2012 annual financial statements with regard to classification changes.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed Interim Statements of Income

	Nine months ended		Three months ended		Year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenue	1,217,645	1,228,156	410,264	402,720	1,635,994
Cost of revenues	776,770	800,632	257,775	272,641	1,067,087
Gross profit	440,875	427,524	152,489	130,079	568,907
Selling and marketing expenses	116,544	135,152	41,196	40,060	166,274
General and administrative expenses	116,910	112,289	38,885	36,029	149,884
Operating profit	207,421	180,083	72,408	53,990	252,749
Financing expenses	132,444	139,240	56,079	52,988	155,431
Finance revenues	(4,712)	(1,587)	-	(740)	(1,859)
Financing expenses with respect to shareholders' loans	376,572	330,291	152,047	119,550	407,826
Financing expenses, net	504,304	467,944	208,126	171,798	561,398
Loss before income tax	(296,883)	(287,861)	(135,718)	(117,808)	(308,649)
Income tax	840	1,317	366	864	1,668
Loss for the period	(297,723)	(289,178)	(136,084)	(118,672)	(310,317)

Basic and diluted losses per share (in NIS)	9,959	9,673	4,552	3,969	10,380

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed Interim Statements of Comprehensive Income

	Nine months ended		Three months ended		Year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Loss for the period	(297,723)	(289,178)	(136,084)	(118,672)	(310,317)
Items of other comprehensive income not transferred to profit and loss
Actuarial gains (losses) from a defined benefit plan	166	-	-	-	(1,235)
Total other comprehensive profit (loss) for the period not transferred to profit and loss	166	-	-	-	(1,235)
Total comprehensive loss for the period	(297,557)	(289,178)	(136,084)	(118,672)	(311,552)

The notes to the condensed interim financial statements are an integral part thereof

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option	Capital reserve	Capital reserve for share-based payments	Retained Loss	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Nine months ended September 30, 2013 (unaudited)
Balance at January 1, 2013 (audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(297,723)	(297,723)
Other comprehensive income for the period	-	-	-	-	-	166	166
Total comprehensive loss for the period	-	-	-	-	-	(297,557)	(297,557)
Balance at September 30, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,940,747)	(4,259,391)

Nine months ended September 30, 2012 (unaudited)
Balance at January 1, 2012 (audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(289,178)	(289,178)
Other comprehensive income for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(289,178)	(289,178)
Balance at September 30, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,620,816)	(3,939,460)

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option	Capital reserve	Capital reserve for share-based payments	Retained Loss	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Three months ended September 30, 2013 (unaudited)
Balance at July 1, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,804,663)	(4,123,307)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(136,084)	(136,084)
Other comprehensive income for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(136,084)	(136,084)
Balance at September 30, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,940,747)	(4,259,391)

Three months ended September 30, 2012 (unaudited)
Balance at July 1, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,502,144)	(3,820,788)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(118,672)	(118,672)
Other comprehensive income for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(118,672)	(118,672)
Balance at September 30, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,620,816)	(3,939,460)

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option	Capital reserve	Capital reserve for share-based payments	Retained Loss	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2012 (audited)
Balance at January 1, 2012 (audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year	-	-	-	-	-	(1,235)	(1,235)
Total comprehensive income for the year	-	-	-	-	-	(311,552)	(311,552)
Balance at January 1, 2008 (audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed Interim Statements of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities
Loss for the period	(297,723)	(289,178)	(136,084)	(118,672)	(310,317)
Adjustments:
Depreciation and amortization	192,064	184,076	66,006	64,432	248,250
Financing expenses, net	491,042	455,478	197,567	169,275	548,997
Loss (profit) from the sale of property, plant and equipment	557	441	(167)	(25)	504
Income tax expenses	840	1,317	366	864	1,668

Change in trade receivables	1,292	(7,365)	(938)	(4,888)	(3,447)
Change in other receivables	(1,383)	4,604	1,688	2,986	6,346
Changes in broadcasting rights, net of rights exercised	(29,691)	(32,221)	(10,750)	(9,046)	(46,777)
Change in trade payables and other liabilities	2,977	(17,305)	9,177	(21,524)	(24,271)
Change in employee benefits	(1,393)	11	(539)	(29)	(1,569)
	656,305	589,036	262,410	202,045	729,701

Income tax paid	(974)	(1,317)	(500)	(864)	(1,337)
Net cash flows from operating activities	357,608	298,541	125,826	82,509	418,047

Cash flows from investing activities
Proceeds from the sale of property, plant and equipment	329	224	212	52	471
Purchase of property, plant and equipment	(191,058)	(179,241)	(46,951)	(75,056)	(240,686)
Payments for software and licenses	(50,114)	(32,955)	(19,847)	(11,515)	(43,531)
Net cash used for investing activities	(240,843)	(211,972)	(66,586)	(86,519)	(283,746)

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2013

Condensed Interim Statements of Cash Flows

	Nine months ended		Three months ended		Year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012	December 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flow from finance activities
Repayment of bank loans	-	(423,235)	-	(399,856)	(423,235)
Repayment of debenture principal	(90,432)	(58,211)	(58,737)	(58,211)	(58,211)
Short-term credit from banking corporations, net	(33,232)	83,655	33,621	84,097	66,046
Payment of liability for financing transactions	(1,653)	(972)	(912)	(322)	(1,554)
Interest paid	(81,297)	(96,133)	(23,912)	(36,748)	(125,674)
Issue of Debentures, net	99,149	395,002	-	395,002	395,002
Net cash used for financing activities	(107,465)	(99,894)	(49,940)	(16,038)	(147,626)

Increase (decrease) in cash and cash equivalents	9,300	(13,325)	9,300	(20,048)	(13,325)
Cash and cash equivalents at beginning of period	-	13,325	-	20,048	13,325
Cash and cash equivalents at the end of the period	9,300	-	9,300	-	-

The notes to the condensed interim financial statements are an integral part thereof.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 – REPORTING ENTITY

D.B.S. Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998. The Company’s head office is at 6, Hayozma St., Kfar Saba, Israel.

The Company holds a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for additional periods of six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the License terms.

Pursuant to its license, Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), is required to maintain structural separation between it and its subsidiaries, and between it and the Company. Furthermore, under the licenses of the Company and Bezeq, there are restrictions on the joint marketing of services (service bundles).

In 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

In October 2012 the Antitrust Authority notified the Company that in its opinion cooperation between the Company and between Bezeq for the marketing of a joint service bundle constitutes cooperation between competitors (potential) in an area of competition (following the above ruling of the Supreme Court) amounting to a cartel arrangement (even if it complies with the terms of the broadcasting license) requiring exemption or approval under the Antitrust Law, and that the Antitrust Commissioner does not intend to grant an exemption from the requirement for approval of such an arrangement.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with it remain intact, the adverse effect of these restrictions on the Company’s results is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.	Statement of compliance with IFRS

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2012 (“the Annual Report”). Additionally, these statements were prepared in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

The condensed interim financial statements were approved by the Company's Board of Directors on October 29, 2013.

B.	Use of estimates and judgments

Preparation of condensed financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting standards and the reported amounts of assets, liabilities, income and expenses. It is hereby clarified that actual results may differ from these estimates.

The judgment of the management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in these condensed interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2012, other than as described below:

First time application of new accounting standards

A.
Since January 1, 2013, the Company has been applying the amendment to IAS 19 - Employee Benefits ("the Amendment") As a result of the application of the Amendment, the method used for measuring liabilities with respect to annual leave days was changed. Implement of the standard had no material effect on the Company's financial statements.

B.
Since January 1, 2013, the Company has applied the amendment to IFRS 13, Fair Value Measurement. Application of the amended standard has had no material effect on the financial statements. Publication of the standard has led to expansion of the disclosure requirements in respect of the fair value of financial instruments in the interim financial statements. The requirements of the standard have been integrated into the financial statements in Note 7 concerning financial instruments.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2012 amounted to NIS 310 million and losses for the nine months ended September 30, 2013 amounted to NIS 298 million. As a result of these losses, the Company's capital deficit and working capital deficit at September 30, 2013 amounted to NIS 4,259 million and NIS 733 million, respectively.

B.	1.
As at September 30, 2013, the Company was in compliance with the financial covenants under its financing agreements and debentures. As at September 30, 2013, the Company is in compliance with the debt/EBITDA ratio covenant fixed in Deed of Trust B (the Company's debt/EBITDA ratio at September 30, 2013 was 3.1). The Company was also in compliance with the debt/EBITDA ratio covenant set out in the 2012 debentures (the Company's debt/EBITDA ratio at September 30, 2013 was 2.8) and with the debt/(E-C) ratio covenant set out in the 2012 debentures (the Company's debt/ (E-C) ratio at September 30, 2013 was 7.4).

2.	For information with regard to the raising of further debt during the reporting period and subsequent to the reporting date, see Notes 6 and 8 below.

3.
In the opinion of the management of the Company, its available financing resources will be sufficient for the Company’s operating requirements for the coming year, based on the cash flow forecast approved by the Company’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES

Legal proceedings

Various lawsuits have been filed against the Company and it faces various pending legal proceedings (in this section: “legal proceedings”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the legal proceedings, the financial statements include appropriate provisions, where provisions are required, to cover its exposure resulting from such legal proceedings.

As at September 30, 2013, the exposure resulting from the legal proceedings filed against the Company in respect of various matters amounts to NIS 129,153 thousand. These amounts and all the amounts of the proceedings mentioned in this note do not include interest and linkage.

Below is a description of the pending material legal proceedings against of the Company's as at September 30, 2013, classified by groups with similar characteristics.

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. Most of these claims are for alleged non-payment of salary components and withholding salary payment. At September 30, 2013, the amount of the foregoing claims totaled NIS 83,618 thousand. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1,520 thousand where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, various legal proceedings were find against the Company by its customers. These are mainly motions for certification of class actions (and resulting claims) usually concerning contentions of unlawful collection of payment and impairment of the service provided by the Company. As at September 30, 2013, the amount of these proceedings totaled NIS 43,945 thousand. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 5,338 thousand where provisions are required to cover the exposure resulting from such claims. Furthermore, other petitions have been filed against the Company for certifying as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be as yet be estimated.

C.	Supplier and communication provider claims

During the normal course of business, various legal claims were find against the Company by suppliers of goods and/or services to the Company. As at September 30, 2013, the amount for these proceedings totaled NIS 1.59 million. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 100 thousand.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 – EVENTS DURING THE REPORTING PERIOD

A.
During the first half of 2013 the Company executed additional issues of debentures (Series B) by way of expansion of series in the amount of NIS 99.7 million. For information regarding the terms of the debentures see Note 14 to the financial statements as at December 31, 2012.

B.
On May 8, 2013 the general meeting of the shareholders of Bezeq approved the Company's vote in the general meeting of the shareholders in favor of amending the Company's existing engagement with Space Communications Ltd. and extending it with regard to the leasing of space segments on the Amos 2, Amos 3, Amos 6 satellites and/or any other satellite that may be agreed upon between the parties, until the end of 2028, and in an amount of USD 227 million for the entire period. Furthermore, on the same day, the general meeting of the shareholders approved the engagement in the foregoing agreement.

C.
On July 10, 2013, the Company received a letter from the municipality of Kfar Saba with regard to an amendment to its rates and taxes assessment for 2010 through 2013, in which it demands additional payment for rates and taxes in a total amount of NIS 9 million.  The municipality also informed the Company in the foregoing letter that the Company has the right to file an objection against the assessment within 90 days from date of receipt of the letter and to appeal the municipality's response within 30 days. In a letter of objection dated October 3, 2013 the Company sent, through its legal counsel, a preliminary request to the municipality to cancel the municipality's demand and that the rates assessment remain as agreed.

NOTE 7 - FINANCIAL INSTRUMENTS

Fair value

A.	Fair value compared to carrying amounts

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, trade receivables, other receivables, deposits, derivatives, bank overdrafts, loans and short-term credit, trade payables, other payables are equal to or approximate their fair value. The fair value of financial assets and financial liabilities, and the carrying amounts which are presented in the statement of financial position, are as follows:

	As at September 30, 2013
	Carrying amount	Fair value
	NIS thousands

Debentures, including accrued interest	1,630,772	1,812,659

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 7 - FINANCIAL INSTRUMENTS (CONT'D)

Fair value (contd.)

B.	Fair value hierarchy

The fair value of financial instruments measured at fair value is determined using the valuation method based on the level of the fair value hierarchy.

The various levels have been defined as follows:

•	Level 1: Quoted prices (unadjusted) in an active market for identical instruments

•	Level 2: Observable market inputs, direct or indirect, other than Level 1 inputs

•	Level 3: Inputs not based on observable market data

C.	Data regarding fair value measurement at level 2

During the first nine months of 2013 the Company entered into several forward transactions in order to reduce its exposure to USD exchange rate volatility. The fair value of the forward transactions is determined by using observable market data. The net fair value of these forward contracts at September 30, 2013 (liability) is NIS 4.7 million.

NOTE 8 – SUBSEQUENT EVENTS

A.
On October 15, 2013 S&P Maalot awarded an ilA- rating for additional debentures issued by the Company by means of a new issue of debentures and/or expansion of an existing series with regard to total borrowing of up to NIS 300 million par value.

B.
During October 2013 the Company executed an additional issue of debentures (Series B) by way of expanding the series, in the amount of NIS 240 million. For information regarding the terms of the debentures see Note 14 to the financial statements as at December 31, 2012.

C.
On October 24, 2013 the Company received a lawsuit together with a petition to certify it as a class action, which was filed against it with the District Court in Tel Aviv, claiming unlawful collection of money by the Company from its subscribers in arbitrary and varying amounts, for services provided to the subscribers, initially free of charge or at reduced cost, without providing notice or receiving the consent thereto from the subscribers. The applicant has petitioned the court, inter alia, to order the Company to refund to the members of the group, the full amount collected from them, it claims unlawfully, and to compensate them for violation of freedom of contract and/or mental anguish for forcing the continued engagement with it.

The petition does not state the amount of the claim, other than estimating monetary damages (only) in the amount of NIS 8.6 million.

The Company is currently studying the claim and the petition to certify it as a class action, and is unable, at this stage, to estimate the chances of it succeeding.

NOTE 9 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

At the date of the meeting to approve the financial statements the Company does not have a serving chairperson of the board of directors. Consequently, on October 29, 2013 the Company's Board of Directors certified David Efrati, a director of the Company, to serve as chairman of the Board of Directors' at the meeting convened to approve the financial statements and to sign the Company's financial statements as at September 30, 2013.